SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Invitae Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46185L103

(CUSIP number)

March 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 46185L103

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,399,411
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,399,411
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,399,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 53,705,890 shares of Common Stock of Invitae Corporation (the “Issuer”) outstanding as of March 19, 2018, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018 plus 11,111,111 shares of Common Stock that will be outstanding following a public offering along with 1,666,666 shares of Common Stock issued as part of an underwriters option as reported in the Issuer’s Prospectus filed with the SEC on March 28, 2018.

Page 2 of 10 Pages

CUSIP No. 46185L103

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,399,411
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,399,411
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,399,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 53,705,890 shares of Common Stock of the Issuer outstanding as of March 19, 2018, as reported in the Issuer’s Schedule 14A filed with the SEC on April 5, 2018 plus 11,111,111 shares of Common Stock that will be outstanding following a public offering along with 1,666,666 shares of Common Stock issued as part of an underwriters option as reported in the Issuer’s Prospectus filed with the SEC on March 28, 2018.

Page 3 of 10 Pages

CUSIP No. 46185L103

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,399,411
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,399,411
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,399,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 53,705,890 shares of Common Stock of the Issuer outstanding as of March 19, 2018, as reported in the Issuer’s Schedule 14A filed with the SEC on April 5, 2018 plus 11,111,111 shares of Common Stock that will be outstanding following a public offering along with 1,666,666 shares of Common Stock issued as part of an underwriters option as reported in the Issuer’s Prospectus filed with the SEC on March 28, 2018.

Page 4 of 10 Pages

CUSIP No. 46185L103

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,399,411
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,399,411
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,399,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 53,705,890 shares of Common Stock of the Issuer outstanding as of March 19, 2018, as reported in the Issuer’s Schedule 14A filed with the SEC on April 5, 2018 plus 11,111,111 shares of Common Stock that will be outstanding following a public offering along with 1,666,666 shares of Common Stock issued as part of an underwriters option as reported in the Issuer’s Prospectus filed with the SEC on March 28, 2018.

Page 5 of 10 Pages

Schedule 13G

Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”) have previously filed reports on Schedule 13D. As of the date hereof, the Reporting Persons hold securities of Invitae Corporation (the “Issuer”) in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer and do not hold such securities in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons’ previous filings on Schedule 13D should not be deemed an admission that the Reporting Persons previously held securities of the Issuer otherwise than in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer or that the Reporting Persons previously held such securities in connection with or as a participant in any transaction having that purpose or effect.

Item 1(a)	Name of Issuer:

Invitae Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1400 16th Street

San Francisco, California 94103

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number

46185L103

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively the “Funds”), which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of convertible preferred stock (“Convertible Preferred”) a common stock equivalent with no voting rights, convertible into Common Stock on a 1 for 1 basis, subject to the limitation on exercise described below. The information set forth below is based upon 53,705,890 shares of Common Stock outstanding as of March 19, 2018, as reported on the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018 plus 11,111,111 shares of Common Stock that will be outstanding following a public offering along with 1,666,666 shares of Common Stock issued as part of an underwriters option as reported in the Issuer’s Prospectus filed with the SEC on March 28, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	845,858	1.3%
Baker Brothers Life Sciences, L.P.	7,480,182	11.2%
14159, L.P.	73,371	0.1%
Total	8,399,411	12.6%

Page 7 of 10 Pages

The Convertible Preferred are only convertible to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock of the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. The number of shares issuable upon conversion of the Convertible Preferred held by any Reporting Person affiliate will also depend upon the extent to which the Convertible Preferred, as the case may be, held by other affiliates have theretofore been converted as applicable.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the sole power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.          N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

N/A

Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2018

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages